EXHIBIT 99.1

Brookfield Business Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 10, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (the “Corporation”) (NYSE, TSX: BBUC) today announced that all ten nominees proposed for election to the board of directors of the Corporation by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual general meeting of shareholders held on June 10, 2025 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 215,082,201 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the ten directors:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	279,593,990	99.90	268,437	0.10
Jeffrey Blidner	277,344,556	99.10	2,517,871	0.90
David Court	279,649,745	99.92	212,682	0.08
Stephen Girsky	279,463,948	99.86	398,479	0.14
David Hamill	279,646,581	99.92	215,846	0.08
Anne Ruth Herkes	279,648,255	99.92	214,172	0.08
John Lacey	272,069,850	97.22	7,792,577	2.78
Don Mackenzie	279,782,671	99.97	79,756	0.03
Michael Warren	279,782,332	99.97	80,095	0.03
Patricia Zuccotti	279,751,664	99.96	110,763	0.04

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC). For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media:	Investors:
Marie Fuller	Alan Fleming
Tel: +44 207 408 8375	Tel: +1 (416) 645-2736
Email: marie.fuller@brookfield.com	Email: alan.fleming@brookfield.com